Exhibit (a)(5)(K)

The following is an English translation of a speech by Werner Wenning given at the Bayer AG Annual Stockholders Meeting on April 28, 2006:

Bayer
News release	Bayer AG Communications D-51368 Leverkusen Germany Tel.: +49 214 30-1 www.news.bayer.com

Annual Stockholder's Meeting
Friday, April 28, 2006

Address by

Werner Wenning,

Chairman of the Board of Management

        (Please check against delivery)
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Valued stockholders,
ladies and gentlemen,
friends of Bayer,

On behalf of my colleagues on the Board of Management, I too would like to welcome you to our Annual Stockholders' Meeting at the new location here in Cologne.

The film we have just seen shows in an impressive manner the pioneering role Bayer plays throughout the world in the area of corporate social responsibility, with some 300 projects currently ongoing.

And that matters a great deal, because I believe it is important not only to create value for our stockholders, but also to fulfill our special role as a good corporate citizen. That's why we will continue these activities in the future.

Ladies and gentlemen,

I am pleased to have further good news to report to you this morning.

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First: from the operational point of view, 2005 was one of the most successful years in Bayer's history.

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Second: we have made tremendous progress strategically as well, and the Schering acquisition would enable us to join the ranks of the world's biggest producers of specialty pharmaceuticals.

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And third: the success we enjoyed in 2005 is continuing unabated in 2006.

In light of that, I would like to begin by addressing a special word of thanks to our employees. We have accomplished a lot in recent months. But we could not have done so without the outstanding support and the dedication shown by the 93,000 employees in our subgroups, service companies and the Corporate Center.

It is they who research, develop, manufacture and market our products around the world. And therefore it is they who make Bayer's success possible. My fellow Board members and I are very grateful and proud to be working with such a terrific team.

Ladies and gentlemen,

Let me start by commenting on our operating performance in 2005. In doing this I will be a little briefer than usual, as I'm sure that you, like everyone else, are especially interested in our current takeover offer for Schering. So that is what I would like to focus on today.

We achieved a considerable improvement in all our key data in 2005, including sales, earnings and cash flow performance. Sales rose by 18 percent, EBIT before special items by 56 percent, net cash flow by 57 percent and net income by 133 percent. 2005 was thus an extremely successful year for Bayer.

This underscores the fact that our strategic realignment toward innovation and growth has brought a sustained improvement in the Bayer Group's earning power.

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Of particular importance to me is the fact that the return on capital was at a record level, with a cash flow return on investment of 12.4 percent.

This means that we created considerable value for Bayer, and of course for you, our stockholders.

What were the main reasons for this gratifying performance?

Our Group sales figure of EUR 27.4 billion was 18 percent above the previous year. This significant growth came primarily from the HealthCare and MaterialScience subgroups.

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We posted double-digit growth in all regions. More than half of the increase in business was achieved in our biggest sales region, Europe, where sales were up by 22 percent. Sales in Germany grew even more strongly, advancing by 37 percent to EUR 4.2 billion.

Adjusted for the effects of portfolio changes, the increase in Germany was approximately 10 percent, compared to about 6 percent for Europe as a whole.

Sales in the North America region advanced by 13 percent to EUR 7.3 billion. Sales in the Asia/Pacific region moved ahead by 16 percent to EUR 4.6 billion, driven by our strong industrial business and the newly acquired Consumer Care products. The largest increase was in China, where sales rose by 39 percent.

Sales in the Latin America/Africa/Middle East region also moved significantly higher, advancing by 17 percent to EUR 3.5 billion. This increase was mainly due to above-average growth in HealthCare and MaterialScience.

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The expansion in business also led to a considerable improvement in our operating result. EBIT before special items rose by 56 percent to EUR 3.3 billion, with all three subgroups contributing to this growth.

Group EBITDA before special items also increased considerably, climbing by 25 percent to EUR 5.1 billion. This corresponds to a margin of 18.6 percent.

There were, however, a number of special items that diminished EBIT by EUR 488 million on aggregate in 2005.

Portfolio effects mainly comprised expenses totaling EUR 178 million for integrating the acquired consumer health business and ending the co-promotion agreement for Levitra outside the United States.

In addition, we took total litigation-related charges of EUR 441 million relating to Lipobay/Baycol and PPA and to antitrust proceedings in the polymers field.

Various restructuring activities led on aggregate to one-time income of EUR 131 million, which mainly resulted from changes in our pension plans in the United States and Germany.

After these special items, we improved EBIT by 50 percent to EUR 2.8 billion.

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So how well did our individual businesses perform last year?

Sales of the Bayer HealthCare subgroup rose by 17.0 percent compared to the previous year, to EUR 9.4 billion, of which the consumer health business acquired from Roche accounted for a substantial EUR 1.1 billion.

The trend in our Pharmaceuticals, Biological Products segment was particularly pleasing. The biggest gain was registered by our Consumer Care Division. Here, sales moved ahead by 76 percent to EUR 2.4 billion, with the integration of the Roche OTC acquisition progressing faster than we originally expected.

We also registered considerable sales increases in the Diabetes Care and Diagnostics segment and in Animal Health. Both of these HealthCare segments improved by 9 percent.

We are pleased that we grew faster than the market in all of the HealthCare divisions except for Pharmaceuticals, where we still had the Cipro effect to contend with. The growth in sales also had a tangible effect on earnings. Underlying EBIT in HealthCare increased by 27 percent to EUR 1.3 billion.

The main reason for the rise in earnings, apart from higher product sales, was further efficiency improvements in the Pharmaceuticals Division.

The underlying EBITDA margin rose to 18.9 percent as a result, which means we exceeded our 2006 target margin of more than 17 percent a year earlier than planned.

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In a difficult market environment, sales of Bayer CropScience held more or less steady compared with the previous year, at EUR 5.9 billion. Sales of the Crop Protection segment dipped by 1.7 percent year on year to EUR 4.9billion. This was due in particular to lower sales of our insecticides and fungicides, which were held back by the unusually long droughts in Brazil and southern Europe.

In all three Crop Protection business units, however, our new products performed very well Our other CropScience units all showed gratifying year-on-year improvements.

EBIT of Bayer CropScience before special items rose by 31 percent to EUR 685 million. The underlying EBITDA margin rose to 21.6 percent.

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That brings me to our Bayer MaterialScience subgroup, where our polymers business had a record-breaking year. Here sales climbed by 24.4 percent to EUR 10.7 billion. This growth resulted mainly from selling price increases that had become necessary due to the sharp rise in raw material costs.

Particularly pleasing was the strong growth in the two largest business units, Polyurethanes and Polycarbonates, where sales rose by 24 and 30 percent, respectively.

Thanks to this substantial growth in business, we considerably improved underlying EBIT at Bayer MaterialScience to EUR 1.4 billion. As a result, the underlying EBITDA margin rose to 18.2 percent. This means that here, too, we achieved our 2006 target margin—which for MaterialScience was 18 percent—a year earlier than planned.

Ladies and gentlemen,

Following this report on our operating performance, let's now take a brief look at the financial data. Taking into account a non-operating result of minus EUR 613 million, pre-tax income climbed by 80 percent to EUR 2.2 billion.

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After tax expense of EUR 641 million and minority stockholders' interest, net income of the Bayer Group grew by EUR 0.9 billion to EUR 1.6 billion. Earnings per share thus improved from EUR 0.94 to EUR 2.19.

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We were also very satisfied with our cash flow performance in 2005. The gross cash flow benefited from the growth in earnings, and advanced by 21 percent to EUR 3.5 billion.

Net cash flow rose even more substantially, gaining 57 percent to EUR 3.5 billion. This was due mainly to the decline in working capital. This is particularly encouraging in view of the considerable expansion in business. This performance enabled us to largely offset within the same year the increase in net debt resulting from the Roche consumer health acquisition at the beginning of 2005.

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Ladies and gentlemen,

Our results for 2005 were well above expectations. At the beginning of the year we had forecast a 20 percent rise in earnings for 2005, but we actually achieved a year-on-year improvement of 56 percent.

What is particularly important to me is that our underlying EBITDA margin of 18.6 percent already put us very close to our 2006 target of 19 percent, a year ahead of schedule.

Of course we also want you, our stockholders, to benefit from our gratifying business performance.

We and the Supervisory Board are therefore proposing a dividend increase of 73 percent to EUR 0.95 for 2005. Pending your approval today, therefore, we will pay out about 43 percent of the Bayer Group's net income for 2005.

As pleased as we are about our operational success, we made considerable strategic progress as well.

2005 marked the completion of the most extensive restructuring process in Bayer's history within an extremely short time. The final step in that process was the successful listing of LANXESS on the stock market. The strong uptrend in the price of both companies' shares last year shows how right this decision was.

Our new strategy has also put the enterprise on track for the future.

We now occupy leading positions in all areas. Let me start with Bayer HealthCare.

As you know, we have identified especially good growth opportunities for HealthCare, and our aim is to continue matching or outpacing market growth in all divisions.

We are focusing particularly on expanding our Consumer Care portfolio and our specialty pharmaceuticals business.

With the acquisition of the Roche OTC activities, we have taken an important step to improve the strategic position of our Consumer Care business.

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The acquisition of Schering would be a veritable milestone in the expansion of our specialty pharmaceuticals business. That is why, as you know, we have made a public takeover offer to the stockholders of Schering AG that runs until May 31. We are offering EUR 86 in cash per Schering share. The transaction thus has a total value of around EUR 16.5 billion.

We are pleased that the management and supervisory boards of Schering AG support our proposal and have also recommended to their stockholders' meeting that the offer be accepted.

Ladies and gentlemen,

This merger also creates value for you as Bayer stockholders and is therefore the right thing to do.

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First, it enables us to achieve our stated aim of substantially strengthening our health care business to make it Bayer's primary growth engine.

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Second, it creates a leader in the area of specialty pharmaceutical products.

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And third, it sustainably improves Bayer's earning power.

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Ladies and gentlemen,

Both companies are convinced that this merger is an excellent way to create an international health care heavyweight. It is our intention to gain a leading position in the highly profitable pharmaceutical specialty products business. And this transaction enables us to achieve this. The specialty products' share of total pharmaceutical sales increases from the current level of 25 percent to around 70 percent. Or to put it another way, these sales increase to more than EUR 6 billion, putting us among the world's top ten suppliers. And we aim to continue strengthening our market position on the basis of our innovative product portfolio and a well-stocked pipeline.

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We see oncology, cardiology/hematology and gynecology as our future core indications.

Oncology in particular is expected to become a major growth driver of the pharmaceuticals portfolio. The merger would unite two oncology businesses that complement each other very well.

We aim to benefit from the greatly enlarged research base and from the expanded sales and marketing platform in launching new products from our strong oncology pipeline. That applies particularly to our cancer drug

Nexavar®, which was launched at the end of 2005 in the United States to treat kidney cancer.

The product has also been approved in Switzerland and just yesterday in Mexico, and has shown very good results in therapy.

Numerous additional studies with Nexavar® are ongoing for other indications. In February, for example, we began a phase III trial in lung cancer, in addition to the ongoing phase III studies in skin and liver cancer.

What is more, the product has been granted Orphan Drug Status for liver cancer by both the European and the U.S. regulatory authorities. This status confers exclusive marketing rights. We expect Nexavar® alone to have a sales potential of more than EUR 1 billion.

We also see cardiovascular risk management as a growth driver for the future. Alongside both companies' established products, we have great expectations of our pipeline. This applies particularly to our oral Factor Xa inhibitor for the treatment of thrombosis, which we also believe to have blockbuster potential.

Early this year we inlicensed the novel blood clot dissolver alfimeprase, which is currently in phase III testing. In addition, we began a second phase III study two weeks ago for the treatment of acute peripheral arterial occlusion. Alfimeprase is a valuable addition to our hematology and cardiovascular portfolio.

Another pillar of the combined business is gynecology, which includes Yasmin®, the world's leading oral contraceptive. At the beginning of this year, Schering received approval in the United States for YAZ®, an important addition to the world's most innovative contraceptive portfolio that will greatly boost the blockbuster potential of the Yasmin® product family.

We also see a further platform for growth in the biological products of both companies. These include not just the top-selling Schering drug Betaferon® for multiple sclerosis, but also two other growth drivers: Schering's Leukine® for the treatment of Crohn's disease and Bayer's top product Kogenate®, which also has blockbuster potential. The two companies taken together already generate sales of some US$ 2 billion with biotech products.

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The combined business would thus hold leadership positions in many areas, including gynecology, multiple sclerosis, hematology and contrast agents.

The research platform created by combining the R&D activities of the two companies also has a key role to play. Individually, Bayer and Schering have both already demonstrated their research expertise and developed outstanding products.

Together we would be even stronger. The new enterprise would have four projects in registration, 19 in phase III clinical testing, 14 in phase II trials and 17 in phase I development.

We are firmly convinced that the combined pipeline of the two companies holds sufficient potential to ensure a sustained boost to innovation over the medium to long term.

Ladies and gentlemen,

As I said at the beginning, we have considerably strengthened the earning power of our Bayer HealthCare subgroup in recent months. This was partly due to the strong performance of our specialty products. We aim to build on this solid foundation, and the acquisition of Schering is an outstanding opportunity.

Ladies and gentlemen,

It cannot be denied that in terms of its importance as a pharmaceutical industry base, the standing of Germany—once famed as the "pharmacy of the world"—has declined over the past 20 years. I am convinced that merging Bayer and Schering is the best way to reassert Germany's role as a location for the pharmaceutical industry.

The Bayer and Schering brands stand for a high level of acceptance and innovative capability in the health care industry. We intend to continue benefiting from both names in the future.

It is therefore planned to combine Schering with Bayer's existing Pharmaceuticals Division to form a separate division of the Bayer HealthCare subgroup to be known as "Bayer-Schering Pharmaceuticals". The headquarters of the new Pharmaceuticals Division, with sales of more than EUR 9 billion, would be in Berlin.

Ladies and gentlemen,

We have proven several times in the past that we are capable of integrating businesses smoothly and rapidly. It goes without saying that, in acquiring Schering, we would focus on combining the strengths and best features of both companies—from the employees through the organization to the infrastructure.

So far the negotiations with Schering's management board have been marked by a spirit of cooperation and mutual trust. I am quite confident that the excellent cooperation between Schering and Bayer would continue on all levels during the integration phase.

In this connection, we will place great importance on fairness in the integration process, in keeping with our company's style and tradition. This process will not result in winners on one side and losers on the other. On the contrary, in the future the most able people will be doing the job, irrespective of which company they come from.

We must, of course, remember that the success of the merger is crucially dependent on realizing the available synergies. We owe this to you, our stockholders, in particular.

After all, creating competitive cost structures is essential to achieving sustained growth. In addition to the improved market position, we see a range of potential here, especially in light of the current duplication of infrastructure.

We expect the merger of our activities to generate synergies of EUR 700 million by the third year after completion of the acquisition.

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To finance the transaction, we have liquidity of about EUR 3 billion at our disposal. In addition, we have arranged bridge financing and a syndicated loan of EUR 7 billion each with Credit Suisse and Citigroup.

We intend to replace the bridge financing and reduce the amount of the syndicated loan through various equity and debt capital instruments and through divestitures. We plan to raise equity capital of up to EUR 4 billion.

About EUR 2.3 billion of this amount has already been raised through the successful placement of a mandatory convertible bond. We plan to finance the remaining amount through a capital increase from authorized capital.

We will not be able to decide on details as to the type and extent of the capital increase from authorized capital until the takeover offer has been successful and we know how much financing will be needed, depending on the acceptance rate.

Irrespective of the Schering acquisition, we are asking today's meeting to approve the restructuring of the existing authorized capital.

Finally, we plan to sell our subsidiaries H.C. Starck and Wolff Walsrode, which are currently assigned to the Bayer MaterialScience subgroup.

Ladies and gentlemen,

As far as the financing is concerned, I would like to make one thing very clear. Our refinancing plan comprises a balanced mix of equity and debt capital and divestments in order to maintain a healthy balance sheet.

Assuming completion of the transaction, we anticipate retaining a good investment-grade rating and continue to adhere to the goal of an A rating.

On account of Schering's high earning power, we anticipate an increase in earnings per share before transaction amortization by 2008, despite one-time restructuring charges of probably about EUR 1 billion.

After realizing available synergies, we aim in 2009 to generate cash flow from the acquisition that exceeds our capital costs, thus creating considerable value for you, our shareholders.

As you can see, the acquisition of Schering is economically attractive and consistent with our strategic objectives.

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With a share of almost 50 percent of our total portfolio, the health care business would be by far the largest Bayer subgroup.

In this way we plan to expand the contribution of our life sciences business to Bayer Group sales from 60 percent at present to around 70 percent, thus significantly reducing our dependence on economic cycles.

Ladies and gentlemen, we are therefore convinced that the acquisition of Schering is a very important step toward a successful future, benefiting both companies, their employees and especially you, our stockholders.

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Following this look at the future strategic development of Bayer HealthCare, let us take a look at our other subgroups. We continue to see considerable potential at Bayer CropScience as well. Our company is the world market leader in conventional crop protection, and also in the environmental science and seed treatment businesses. While it is on the right track in terms of performance, we have not yet reached our goal. In a market characterized by only moderate expansion, we believe the main success factor is organic growth based on our own innovative capability.

The years since 2000 have seen the launch of 16 new active ingredients. Including these and another ten active ingredients that we plan to introduce between now and 2011, we anticipate total sales potential of up to EUR 2 billion from our CropScience pipeline.

We also see opportunities for above-average growth in our seed treatment activities and our Environmental Science and BioScience units.

Regarding MaterialScience, we remain in confident mood following a record-breaking year in which we achieved dynamic sales growth and an outstanding performance. This subgroup is a global leader in terms of market positions and technologies, occupying first place in both polyurethanes and coating raw materials, and the number two slot in polycarbonates.

We see a major opportunity in the development of the Asian markets, and therefore plan to invest about US$ 1.8 billion in world-scale polymer facilities in China alone through 2009. And at MaterialScience, too, major opportunities lie in innovation. Some 20 percent of this subgroup's total revenues already come from new products and applications brought onto the market within the past five years.

As innovation is often driven by the market, we are concentrating here on joint projects with customers and stepping up our commitment to system houses for polyurethanes. We are also focusing more closely on innovative businesses. For example, just a few days ago we established a start-up company to manufacture innovative electroluminescent films. In the medium term, this company is expected to employ about 150 people.

Ladies and gentlemen,

Bayer is on the road to success—both operationally and strategically. We are counting above all on the innovative potential of our company.

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Last year alone, we invested EUR 1.9 billion in research and development. By way of comparison, the entire chemicals and pharmaceuticals industry in Germany invested about EUR 8 billion in R&D in the same period. With a share of more than 25 percent of these expenditures, Bayer thus invested more than any other German company in the industry's future. And 60 percent of this spending took place in Germany.

This year, we again intend to make our mark in research-intensive fields, and therefore plan to invest some EUR 1.9 billion in research and development—not including Schering.

Together with the roughly EUR 1.7 billion in capital expenditures, this represents an investment of about EUR 3.6 billion in our future.

Ladies and gentlemen,

I firmly believe that innovation and growth are the key to success in the globalized business arena.

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Bayer has made tremendous progress in this respect in recent months, and we are pleased that the capital market is rewarding this success. While the DAX and the EURO STOXX 50 gained 27 and 24 percent, respectively, in 2005, the price of Bayer stock rose by 51 percent.

Our share price has in fact risen by 79 percent since we announced our corporate realignment in November 2003. This corresponds to EUR 11.4 billion in additional market capitalization. We aim to do everything possible to continue this successful performance in the future.

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So what do we have planned for the current year?

Despite continuing high raw material and energy prices, we expect the business environment to remain favorable. In Europe, we even anticipate somewhat higher growth than in 2005, buoyed above all by the positive trend in Germany. Our goals are to grow at least with the market in all of our businesses and to further improve our operating performance.

We are aiming for a slight further improvement in underlying EBIT and an underlying EBITDA margin of about 19 percent. We are thus aiming to achieve the highest earnings in our company's history. Of course, this forecast does not yet take the effects of the Schering acquisition into account.

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Ladies and gentlemen,

How has business been going so far this year?

Here too, I have encouraging news for you, as we had a record-breaking first quarter. We got off to a dynamic start in 2006, continuing the previous year's positive trend in terms of both sales and earnings.

The economy remains strong, driven primarily by the United States and Asia. Against this background, the Bayer Group achieved sales of EUR 7.5 billion, a year-on-year improvement of 11.8 percent.

This increase was attributable largely to the HealthCare and MaterialScience subgroups, sales of which rose by 20.9 and 10.5 percent, respectively. Sales of CropScience advanced by 1.5 percent. Adjusted for currency translation and portfolio effects, Group sales climbed by 5.8 percent.

This gratifying expansion of business also led to a further improvement in the operating result. EBITDA before special items rose by 7 percent to EUR 1.68 billion. Underlying EBIT improved by 8 percent to EUR 1.24 billion. Both of these figures represent record quarterly earnings levels. All subgroups made material contributions to this strong performance.

The biggest increase in underlying EBIT was achieved at Bayer HealthCare, where earnings rose by 38 percent to 416 million, due mainly to the significant growth in business.

All our HealthCare divisions achieved double-digit sales growth, with the specialty pharmaceuticals business expanding by 54 percent.

Earnings of Bayer MaterialScience also improved by 11 percent to EUR 451 million. This significant improvement on the prior year's already high level resulted primarily from selling price increases.

Bayer CropScience nearly compensated for the difficult situation in Brazil, recording very strong earnings of EUR 408 million.

First-quarter earnings were impacted by special charges totaling EUR 128 million. These included an amount of EUR 110 million arising from a finding against Bayer in an arbitration proceeding in the United States relating to MaterialScience.

Bayer will explore all possibilities for legal recourse in this matter and has also asserted a claim to payment in a separate arbitration proceeding.

After special items we improved EBIT by 10 percent in the first quarter of 2006, to EUR 1.11 billion. EBITDA rose by 8 percent in the same period, to EUR 1.55 billion.

Taking into account a non-operating loss of EUR 213 million, pre-tax income improved to EUR 895 million. After tax expense of EUR 298 million and minority stockholders' interest, Group net income amounted to EUR 600 million.

The gross cash flow also benefited from the first-quarter growth in earnings, rising by 8 percent to EUR 1.19 billion. Net cash flow improved considerably, advancing by EUR 354 million to EUR 128 million. Net debt from continuing operations amounted to EUR 5.7 billion on March 31, 2006, which was EUR 1.4 billion less than on the same date in 2005.

So we have gotten off to a very good start in 2006 and can confirm our forecast for the full year.

Ladies and gentlemen,

Since the beginning of 2003, we have steadily improved year-on-year earnings before special items—our actual operating performance—in 12 consecutive quarters. We succeeded in increasing underlying EBIT four-fold within three years.

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And in the first quarter of 2006, we posted yet another earnings increase—the 13th in a row—to an all-time high.

Proud though we are of our achievements, we are naturally striving for further improvement.

Ladies and gentlemen,

I believe that fiscal 2005 and the results for the first quarter of 2006 show the realignment of the Bayer Group has put us on a successful course.

Following years of restructuring and portfolio optimization, the acquisition of Schering would be another important step in the continuing development of our enterprise.

The performance of both companies' pharmaceutical activities in the first quarter demonstrates the great future potential of Bayer-Schering Pharmaceuticals.

This transaction would give the Bayer Group total sales of more than EUR 31 billion based on 2005 figures, with 70 percent of this in the life sciences.

In this way we are underscoring our commitment to the innovation and growth strategy we have embarked on, and setting another milestone in keeping with the slogan "Bayer: Science For A Better Life."

Thank you for your trust in our company.

Important Information:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The terms and conditions of the offer have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC's web site (http://www.sec.gov), or at the web site http://www.bayer.com.

This is not an offer of Bayer AG's securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in the annual and interim reports of Bayer AG to the Frankfurt Stock Exchange and in the reports filed with the U.S. Securities and Exchange Commission.